

September 8, 2017

Via E-mail
James W. Korth
Chief Executive Officer
Korth Direct Mortgage, LLC
2937 SW 27th Avenue, Suite 307
Miami, FL 33133

Re: Korth Direct Mortgage, LLC
Registration Statement on Form S-1
Filed August 11, 2017
File No. 333-219895

Dear Mr. Korth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note disclosure on page 32 stating that you believe you are not an asset-backed issuer and that your notes are not asset-backed securities. Please provide us with a detailed legal analysis supporting your conclusion. In your response, please also describe the key features of your trust structure, including any bankruptcy remote or special purpose vehicles, as well as how your structure impacts the rights of potential investors and your corporate responsibilities. We will review this information together with your legal analysis as we consider the question of whether the Notes are an asset-backed security as that term is defined under Regulation AB or Exchange Act Section 3(a)(79).

2. Please revise to update the financial statements by reference to Rule 8-08 of Regulation S-X.

3. Please tell us how you intend to provide financial information for future property acquisitions to potential investors. Your response should address:
   - the role significance of the acquisition relative to your existing portfolio plays in determining the type of information that will be provided to investors;
   - the type of information you intend to provide; and
   - the timeframe in which you expect to provide such information.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

5. We note that you originate and fund commercial mortgage loans. Please provide a detailed analysis as to how you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940 and how your investment strategy will support that exemption. Your analysis should include all facts upon which your determination is based. We may have further comments after reviewing your response.

6. Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

7. We note that the proceeds of this offering will be used to redeem notes designated KDM 2017-N001PP that were sold to KDM affiliates on a private placement basis. Please tell us whether such notes have any prepayment penalties and disclose any amounts or fees that KDM affiliates will receive in connection with the redemption of these notes.

Prospectus Cover Page

8. Please revise your cover page to disclose the amount of Notes being offered and the offering price on a per Note basis. Please refer to Item 501(b)(2) and (3) of Regulation S-K.

9. You state that the Notes will be secured by, and dependent upon, KDM's receipts from a corresponding first mortgage commercial loan titled KDM 2017-L001 owned and serviced by KDM. Please revise your disclosure throughout to clarify that the Notes are not secured by the collateral underlying the CM Loan, but limited recourse obligations and payment is entirely dependent on payments to KDM of the CM Loan. Please also tell us why you believe it is appropriate to describe the Notes as "secured."

10. We note your disclosure that the proceeds from the sale of the Notes will be deposited in a separate escrow account. Please further describe the escrow arrangements, including the identity of the escrow agent and the terms of the escrow agreement. Refer to Item 501(b)(8)(iii) of Regulation S-K. In addition, please confirm that you will file the escrow agreement as an exhibit to your registration statement prior to effectiveness.

Summary of Terms, page 4

11. We note your disclosure on page 24 that KDM may, without the consent of the Noteholders, amend or waive any term of a CM Loan if it believes it is in the best interests of the Note holders. Please revise to include this disclosure in your Summary section and add a related risk factor.

12. We note your disclosure that the CM Loan borrower has the option to prepay the CM Loan, subject to penalty. Please revise to clarify whether (i) KDM immediately will redeem the Notes upon any prepayment, (ii) the penalty amount is the amount of interest that would have been paid through May 1, 2020 and (iii) the penalty is payable to the holders of the Notes. Please clarify if there is any prepayment penalty after May 1, 2020.

13. We note your disclosure throughout that Egan-Jones has rated the CM Loan at "A+" and that you have rated the loan an "A." Please file the consent for the Egan-Jones Ratings Company, as required by Securities Act Rule 436. Alternatively, please remove the references to the credit rating. For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretations Questions 233.04 and 233.05.

14. Footnote (2) on page 4 indicates that the principal of the Notes will be adjusted. Please revise to briefly explain this adjustment.

15. We note your disclosure on the prospectus cover page that the Notes will have an initial interest rate of 5.00% and that the interest rate on both the Note and the CM Loan will reset on May 1, 2020. We further note your disclosure on page 17 regarding the CM Loan that the interest rate will be 5.25% for the first 5 years; adjusted one time on May 1, 2022, to 400 basis over the then current 6 month LIBOR rate or 5.25%, whichever is higher, with a rate cap at 8.00%. Please revise to clarify if the interest rate reset is different on the CM Loan and the Notes. In addition, please revise to reconcile your disclosure on page 4 that the service charge is 0.25% and your disclosure on page 15 that the servicing fee is generally up to 1.0% of the interest and late fees received by KDM.

16. We note your disclosure throughout that you rely on third-party appraisals and an appraisal reviewer to value the property securing the CM Loan, and that the March

2017 appraised value of Property A was $1,060,000 and Property B was $860,000. Please file the written consents of the appraisers and appraisal reviewers as exhibits to the registration statement, as required by Rule 436. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 141.02.

Risk Factors, page 6

17. We note that principal and interest on the Notes will be paid monthly on a 30-year amortization basis and will mature on May 1, 2027. We further note the CM Loan is also payable on a 30-year amortization basis. Please describe the risks relating to the balloon payments that will be due at maturity, such as borrower's inability to pay the large lump sum due at that time.

Description of the Notes, page 22

18. Please revise your disclosure to provide the information required by Item 202(b) of Regulation S-K that is specific to this offering.

Servicing Covenant, page 24

19. We note your disclosure that the indenture contains financial covenants or other covenants limiting KDM's operations or activities, including the incurrence of indebtedness. Please revise to include a brief description of these covenants.

Management's Discussion and Analysis of Operations, page 30

20. We note your disclosure that you are currently 100% supported by your parent company, J.W. Korth & Company Limited Partnership. Please revise your disclosure to provide additional information regarding your Support Agreement, including the total amount of costs and expenses incurred to date on your behalf and the estimate of the total costs you expect to reimburse. In addition, please file the Support Agreement as an exhibit, as required by Item 601(b)(10) of Regulation S-K.

Management, page 33

21. We note your disclosure that Mr. Llorente has over fourteen years of experience, including at LNR Property and Silverhill Financial. Please revise the biographical descriptions to include dates of employment and principal occupations. In addition, and to the extent applicable, please revise to state the family relationship between any directors and executive officers. Please refer to Item 401 of Regulation S-K.

22. Please revise your disclosure to identify your directors. Please refer to Item 401 of Regulation S-K.

Principal Securityholders, page 34

23. We note your disclosure that J.W. Korth & Company owns 100% of the outstanding equity of KDM. Please revise your disclosure to identify the natural person or persons with voting and dispositive power of the shares owned by J.W. Korth & Company. Please refer to Item 403 of Regulation S-K.

Financial Statements, page 34

24. Please tell us how you applied the guidance in Rule 3-14 of Regulation S-X in assessing the need for financial statements of the mortgaged properties. Additionally, tell us whether you believe either of these properties meets the definition of a predecessor as defined by Regulation C Rule 405.

Part II – Information Not Required in Prospectus

Exhibits

25. Please revise to include a consent from your independent accountant as Exhibit 23. We note the footnote to the exhibits that indicates that you have filed the consent with this S-1; however, we are unable to locate it.

26. Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please file a draft of the opinion as correspondence for us to review.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

James W. Korth
Korth Direct Mortgage, LLC
September 8, 2017
Page 6

       You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

             Sincerely,

             /s/ Jennifer Gowetski

             Jennifer Gowetski
             Senior Counsel

cc: Holly MacDonald-Korth
        Via E-mail